October 21, 2019

VIA EDGAR Ms. Elena Stojick U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Asset Management Fund (the “Registrant”) File Nos. 002-78808 and 811-03541

Dear Ms. Stojick:

On behalf of the Registrant, this letter is in response to the comments you relayed during our October 10, 2019 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s review of the Registrant’s registration statement on Form N-1A filed on August 28, 2019 (the “Registration Statement”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Prospectus

1.	Comment: For the staff’s information, please confirm supplementally that performance information will be included in a bar chart for the Ultrashort Financing Fund, a series of the Registrant, prior to filing the next post-effective amendment.

Response:  The Registrant confirms that a bar chart for the Ultrashort Financing Fund will be completed prior to filing the next post-effective amendment.

2.	Comment: For the staff’s information, please confirm supplementally whether Maggie Bautista has been a portfolio manager of the Ultrashort Financing Fund since 2017. The staff notes that the Registrant’s previous post-effective amendment does not list Ms. Bautista as portfolio manager of the Ultrashort Financing Fund.

Response:  Ms. Bautista’s name was unintentionally omitted as portfolio manager of the Ultrashort Financing Fund in the Registrant’s previous post-effective amendment. The Registration Statement correctly lists Ms. Bautista as a portfolio manager of the Ultrashort Financing Fund.

Ms. Elena Stojick
October 21, 2019

3.	Comment: Please clarify throughout the Registration Statement that Ana Galliano is a portfolio manager of System Two Advisors L.P. which serves as sub-adviser of the Large Cap Equity Fund.

Response:  The Registrant has revised the disclosure in response to the staff’s comment.

Statement of Additional Information

4.	Comment: With respect to the description of the voluntary fee waiver for Large Cap Equity Fund on Page 23 of the Registration Statement’s Statement of Additional Information, please confirm supplementally that the voluntary fee waiver currently remains in effect or revise the disclosure.

Response:  The Registrant confirms that the voluntary fee waiver remains in effect and has revised the Registration Statement’s Prospectus language that inadvertently stated it was discontinued.

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten
Shareholder

JSM/kpc